Iowa
Fields of Opportunities

STATE OF IOWA

CHESTER J. CULVER
GOVERNOR

PATTY JUDGE
LT. GOVERNOR

SUSAN E. VOSS
COMMISSIONER OF INSURANCE

February 5, 2008

Sent via email to: Harrison.Jim@principal.com

Jim M. Harrison
Counsel – Government Relations
Principal Financial Group
711 High Street
Des Moines, Iowa 50392-0220

Re: Approval of Form D - Prior Notice of Transaction – Services Agreement between Principal National Life Insurance Co. and Principal Life Insurance Co

Dear Mr. Harrison,

On January 14, 2008, the Iowa Insurance Division received a Form D filing for a Services Agreement between Principal National Life Insurance Company and Principal Life Insurance Company. On January 29, 2008, the Division received a second version of this agreement with a revision to Section 2.3 – Termination and Modification. The Division hereby approves this agreement as revised on January 29, 2008, and requests that an executed copy of the agreement be submitted for our files when available.

If you should have any questions, please call me at (515) 242-6550 or I call be reached by email at darcy.verros@iid.state.ia.us .

Sincerely,

Darcy D. Verros

Darcy D. Verros
Life/A&H Company Financial Analyst

SERVICES AGREEMENT

This **SERVICES AGREEMENT** (this "Agreement ") is made effective as of February 20, 2008 (the "Effective Date") by and between **PRINCIPAL LIFE INSURANCE COMPANY,** an Iowa insurer (the "Company") and **PRINCIPAL NATIONAL LIFE INSURANCE COMPANY**, an Iowa insurer ("Principal National, with reference to the following recitals:

RECITALS

Principal National desires to obtain certain facilities and administrative services continuously and as needed by Principal National in order to conduct its business and the Company is willing to provide such facilities and services to the Principal National.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. ADMINISTRATIVE AND FACILITIES SERVICES

1.1 Services. The Company shall provide, when and as needed, administrative support services and facilities (collectively, "Administrative and Facilities Services") to Principal National pursuant to the ultimate direction, limitation, approval, control and supervision of Principal National, its officers and its Board of Directors. It is contemplated that those services will include, but not be limited to:

(a) Financial Reporting. The Company will assist Principal National with the preparation and filing of required financial statements including internal, statutory and SEC-related requirements.

(b) Tax Compliance. The Company will assist Principal National with the preparation and filing of state, local and federal income tax returns and other reports required by various taxing authorities, including advice and consultation relating to compliance with state, local and federal regulations.

(c) Treasury Services. The Company will provide the administration of bank accounts, processing of cash receipts and disbursements, cash management and consulting related to treasury administrative services.

(d) Budget and Cost Accounting. The Company will provide the administration of budgets and cost accounting procedures in accordance with internal requirements and customary accounting practices consistently applied.

(e) Personnel. The Company shall make available to Principal National its personnel, employees, staff and independent contractors.

(f) Human Resources. The Company's human resources department will provide the resources necessary to administer Principal National's employee benefits, if any, including, but not limited to, health, dental and pensions.

(g) Payroll, Commissions and Appointments. The Company will provide the office equipment, facilities, supplies, personnel and management services necessary to process and distribute the payroll for Principal National's employees, if any, commissions to Principal National's producers, and to appoint and terminate Principal National's producers.

(h) Electronic Fund Transfer. The Company will provide Principal National with the electronic fund transfer ("EFT") services necessary to conduct its business. Those services shall include, but shall not be restricted to, EFT connections, the appropriate receipts and record-keeping associated with any EFT transaction, and access to all necessary equipment and telecommunications lines.

(i) Legal. The Company will provide Principal National with legal services including, but not limited to, contract review and negotiations, litigation management, employee benefit administration, drafting corporate documents and regulatory compliance.

(j) Office Services. The Company will provide mail-handling services, document duplication and printing, form design and control, furnishing of office supplies and office equipment and repairing and maintaining such equipment.

(k) Underwriting and Actuarial Services. The Company will assist Principal National with the regulatory requirements applicable in various states and jurisdictions. The Company will also provide, to the extent required, the resources necessary to calculate reserves, complete all required financial reporting, valuation work, reinsurance administration and treaty negotiation, and plan certifications for pension and other employee benefit plans.

(l) Computer and Communication Services. The Company will provide data processing, software, network, telephone, facsimile, data transfer and other computer and communication services for Principal National.

(m) Policy and Claims Administration. The Company will provide the personnel, equipment and supplies necessary to assist Principal National with policy issues, establishing and maintaining policy records, billing, premium collection, policyholder service, and claims administration services.

(n) Marketing and Corporate Affairs Services. The Company will provide training and marketing materials to Principal National as needed to promote ongoing sales activities. Notwithstanding the foregoing, Principal National shall have the right to review and approve any marketing and advertising materials prepared by the Company.

(o) Graphic Arts. The Company will provide graphic arts, printing and related services for the production of forms, marketing materials and other printed materials.

(p) Facilities. Except for those facilities currently leased directly by Principal National, the Company shall provide real estate and other facilities necessary for the conduct of Principal National's business.

(q) Purchasing and Accounts Payable. The Company will provide all purchasing and accounts payable services to Principal National.

(r) Collection and Handling of Premiums. Any Principal National premiums that are collected will be held in a fiduciary capacity and will be automatically swept into Principal National's account on a daily basis.

(s) Additional Services. The parties hereto agree that the Company will provide such other services as may be needed from time to time, on mutually agreeable terms not inconsistent with this Agreement, in order to permit Principal National to maintain its business. In such event, such services will be charged to Principal National on a cost allocation basis as if originally included herein.

2. GENERAL PROVISIONS

2.1 Charges. Principal National shall pay to the Company as consideration for the services, facilities, supplies and other resources furnished hereunder, the amount which shall be the reasonable value pursuant to this Agreement as determined in accordance with time allocations, expense sharing, and/or other appropriate methods of measurement based on the actual cost of such to the Company. In addition, general and administrative operating expenses paid and accrued by the Company shall be apportioned to Principal National based on appropriate time studies, activity counts, expense sharing, or other appropriate methods of allocation.

Principal National shall directly pay or reimburse the Company for directly identifiable cost and expenses, such as, but not limited to, postage; printing and supplies; travel expenses; internal audit expenses; data processing, data design and other computer services; telephone and telegraphic services; bank service charges; insurance department fees; rent and leasehold improvement charges; depreciation of property and equipment; insurance filing and recording expenses; and state and federal taxes and fees.

The parties acknowledge that no profit factor or element will be added to any cost or expense payable or reimbursable by Principal National under this Agreement. All amounts paid to the Company by Principal National hereunder shall be calculated in accordance with customary insurance accounting principles consistently applied. The Company will bill Principal National monthly or otherwise notify Principal National of sums due for the services and facilities provided pursuant to this Agreement. Payments

shall be due from Principal National to the Company within 30 days of such billing. The Company will settle all party balances related to this Agreement on a monthly basis.

In the event of any disputed item, Principal National shall provide the Company with written notice within 30 days after receipt of the notification of the disputed items but shall pay the entire bill, including all non-material disputed items. The parties agree to resolve all disputes within 90 days of billing.

Except as otherwise set forth herein, the basis for the cost allocations and reimbursements made hereunder shall be reviewed by the parties hereto from time to time, but no less frequently than annually, and, if required in order to comply with applicable law, this Agreement shall be appropriately amended. In addition, the books, accounts and records of the parties hereto shall be maintained in such a manner so as to evidence the cost allocations and reimbursements made hereunder.

2.2 Term. This Agreement shall be in full force and effect as of the Effective Date, and shall thereafter continue in full force and effect for each succeeding calendar year unless terminated as hereinafter provided. Notwithstanding the foregoing, this Agreement shall be reviewed in its entirety by the parties hereto from time to time, but no less frequently than once every three years in order to determine the appropriateness of renegotiating the terms and provisions hereof.

2.3 Termination and Modification. Either Principal National or the Company may terminate this Agreement for any reason upon giving the other party not less than sixty days advance written notice. This Agreement shall terminate immediately in the event that the Company ceases to be an affiliate of Principal National. Upon termination of this Agreement, the Company shall promptly deliver to Principal National all books and records that are, or are deemed by this Agreement to be, the property of Principal National.

2.4 Records and Documents. All books, records and files established and maintained by the Company by reason of its performance under this Agreement, which absent this Agreement would have been held by Principal National, shall be deemed the property of Principal National and shall be subject to examination by Principal National and its authorized representatives at all times and shall be delivered to Principal National upon request thereof. All such books, records and files shall be promptly transferred to Principal National by the Company upon termination of this Agreement at Principal National's expense.

2.5 Right to Contract with Third Parties. Nothing herein shall be deemed to grant the Company an exclusive right to provide services to Principal National and Principal National retains the right to contract with any third party for the performance of services or for the use of facilities as are available to or have been requested by Principal National pursuant to this Agreement.

2.6 Settlement on Termination. No later than 90 days after the effective date of termination of this Agreement, the Company shall deliver to Principal National a detailed written statement for all charges incurred and not included in any previous statement to the effective date of termination or withdrawal, as the case may be. The amount owed hereunder shall be due and payable within 30 days of receipt of such statement.

2.7 Independent Contractor. The Company and Principal National acknowledges and agree that the Company is an independent, third-party contractor providing personnel to accomplish tasks specified by Principal National and to perform services set forth in this Agreement. Nothing contained herein shall be deemed or construed to create a partnership or joint venture between the parties hereto.

2.8 Confidentiality. The Company shall treat Principal National's business data as confidential and will not use or disclose such data to any third party without Principal National's prior written consent except as required by law.

2.9 Force Majeure. Neither Principal National nor the Company shall be liable or deemed to be in default for any delay or failure in performance under this Agreement or interruption of service resulting, directly or indirectly from acts beyond the reasonable control of Principal National or the Company, as the case may be.

2.10 Principal National May Perform Services. Nothing in this Agreement shall be construed to prevent Principal National from performing any Service at its own cost and expense from time to time.

3. MISCELLANEOUS

3.1 Further Instruments. Each party shall execute and deliver all further instruments, documents and papers, and shall perform any and all acts necessary, to give full force and effect to all of the terms and provisions of this Agreement.

3.2 Severability. If any provision of this Agreement, as applied to either party or to any circumstance, shall be found by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way effect any other provision of this Agreement, the application of any such provision in any other circumstance, or the validity or enforceability of this Agreement.

3.3 Waivers. A waiver by any party of any of the terms and conditions of this Agreement in any one instance shall not be deemed or constructed to be a waiver of such term or condition for the future, or of any subsequent breach thereof, nor shall it be deemed a waiver of performance of any other obligation hereunder.

3.4 Entire Agreement. This Agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and superseded all prior and collateral agreements, understandings, statements and negotiations of the parties with respect thereto. Each party acknowledges that no representations, inducements, promises, or

agreements, oral or written, with reference to the subject matter hereof have been made other than as expressly set forth herein.

3.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of State of Iowa.

3.6 Venue and Jurisdiction. Any and all actions to enforce any of the terms or provisions of this Agreement or to resolve any disputes between the parties hereto shall be brought only in the United States District Court for Southern Iowa or the District Court of Iowa located in Polk County, as appropriate.

3.7 Article and Paragraph Headings. The titles of the articles and paragraphs of this Agreement are for convenience only and shall not in any way affect the interpretation of any provision or condition of this Agreement.

3.8 Third Parties. Except as may be expressly set forth herein, the parties hereto do not intend to confer any rights or remedies upon any person other than the parties hereto.

3.9 Legal Action. In the event of any litigation between or among the parties hereto respecting or arising out of this Agreement, the prevailing party or parties shall be entitled to recover reasonable attorney's fees and costs, whether or not such litigation proceeds to final judgment or determination.

3.10 Counterparts. This Agreement may be executed in counterparts which, taken together, shall constitute the whole of the Agreement as between the parties.

3.11 Assignment. The parties hereto may not assign their respective obligations hereunder.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

Company:

PRINCIPAL LIFE INSURANCE COMPANY

By: ______________________
Greg Elming, Senior Vice president and Controller

PRINCIPAL NATIONAL:

PRINCIPAL NATIONAL LIFE INSURANCE COMPANY

By: ______________________________

Brad Jensen, Vice President and Chief Financial Officer